SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13E-3

(Rule 13e-100) TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 13e-3 THEREUNDER

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 4

Atlantic Bancshares, Inc.

(Name of issuer)

Atlantic Bancshares, Inc.	Robert P. Trask
Gary C. Davis	Allen B. Ward
Frederick Anthony Nimmer, III	Edgar L. Woods
Robyn Josselson Shirley	Michelle M. Pennell
Mark S. Simpson	Todd D. Hoke
Brian J. Smith	Karen B. Sprague

(Names of person(s) filing statement)

Common Stock

(Title of class of securities)

04822T104

(CUSIP number of class of securities)

Michelle M. Pennell

Chief Financial Officer

Atlantic Bancshares, Inc.

One Sheridan Park Circle

P.O. Box 3077

Bluffton, South Carolina 29910

(843) 815-7111

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy To:

Kenneth M. Achenbach, Esq.

Bryan Cave Powell Goldstein

One Atlantic Center – Fourteenth Floor

1201 West Peachtree Street NW

Atlanta, Georgia 30309

(404) 572-6808

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction valuation (1)	Amount of filing fee (2)

$234,334	$16.69

(1)

Estimated solely for purposes of calculating the amount of filing fee in accordance with the Securities Exchange Act of 1934, based upon the product of (i) $1.50, the average high and low prices reported on the Over the Counter Bulletin Board with respect to transactions in the subject company’s common stock on May 20, 2010, and (ii) 156,029, the number of shares of common stock of the subject company that it is estimated will be exchanged for shares of Series AAA Preferred Stock of the subject company pursuant to the reclassification transaction described herein.

(2)

The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934 equals $71.30 for each $1,000,000 of value, calculated by multiplying the aggregate transaction value by 0.00007130.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $16.69

Form or Registration No.:  Schedule 13e-3

Filing Party:  Atlantic Bancshares, Inc.

Date Filed:  May 27, 2010

TRANSACTION STATEMENT UNDER SECTION 13(e) OF

THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

This Amendment No. 4 (this “Amendment”) to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as previously supplemented and amended, the “Schedule”) is being filed by the filing persons listed on the cover of this Schedule in connection with proposed amendments to the Articles of Incorporation of Atlantic Bancshares, Inc. (“Atlantic” or the “Company”), which collectively provide for the reclassification (the “Reclassification”) of shares of the Company’s common stock held by shareholders of record of 1,000 or fewer shares of the Company’s common stock into the Company’s Series AAA Preferred Stock. The Reclassification is designed to reduce the number of shareholders of record of the Company’s common stock to below 300 in order to allow the Company to suspend the periodic reporting obligations currently associated with its common stock under Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”).

A copy of the Articles of Amendment containing the proposed amendments is attached as Appendix A to the Supplement No. 1 to the Proxy Statement of the Company attached as Exhibit 1 to this Amendment (the “Supplement”), which will be mailed to the shareholders of the Company on or about December 15, 2010 to provide disclosure supplemental to that disclosure provided to the shareholders by the Company’s Proxy Statement dated August 13, 2010 (the “Proxy Statement”), filed as Exhibit 1 to the Schedule on August 13, 2010, and to provide notice of the reconvention of the previously-adjourned special meeting of shareholders at which the Reclassification is to be considered. Both the Supplement and the Proxy Statement relate to the special meeting of shareholders at which the Company’s shareholders will consider and vote upon the Reclassification, together with any adjournments thereof.

All information contained in this Amendment concerning the Company has been supplied by the Company. The information contained in the Supplement, including all appendices thereto, is hereby incorporated by reference. Capitalized terms not otherwise defined herein shall have the meaning given to them in the Supplement.

The information contained in this Amendment supplements the Schedule and should be read in conjunction with the Schedule. This Amendment is qualified by reference to the Schedule except and to the extent that the information in this Amendment supersedes the information contained in the Schedule. Pursuant to General Instruction J, information previously disclosed in the Schedule has been omitted from this Amendment.

Item 13. Financial Statements

The required information is incorporated herein by reference to: (1) the sections of Exhibit 1 to the Schedule entitled “SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA” and “PRO FORMA CONSOLIDATED FINANCIAL INFORMATION,” (2) the sections of Exhibit 1 to this Amendment entitled “SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)” and “HISTORICAL AND PRO FORMA RATIO OF EARNINGS TO FIXED CHARGES (UNAUDITED),” and (3) the audited historical financial statement information contained in the Company’s Form 10-K as of December 31, 2009.

Item 16. Exhibits

1.	Supplement No. 1 to the Proxy Statement, Notice of Reconvention of the Special Meeting of Shareholders and related cover letter, including:

Appendix A	Articles of Amendment

Appendix B	Chapter 13 of the South Carolina Business Corporation Act of 1988 (South Carolina Dissenters’ Rights Statute)

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 15, 2010

ATLANTIC BANCSHARES, INC.

By:	/s/ Robert P. Trask
Robert P. Trask
Chief Executive Officer

OTHER FILING PERSONS:

*
Gary C. Davis

*
Frederick Anthony Nimmer, III

*
Robyn Josselson Shirley

*
Mark S. Simpson

*
Brian J. Smith

*
Allen B. Ward

*
Edgar L. Woods

*
Michelle M. Pennell

*
Todd D. Hoke

*
Karen B. Sprague

*By:	/s/ Robert P. Trask
Robert P. Trask
Attorney-in-fact

EXHIBIT INDEX

1.	Supplement No. 1 to the Proxy Statement, Notice of Reconvention of the Special Meeting of Shareholders and related cover letter, including:

Appendix A	Articles of Amendment

Appendix B	Chapter 13 of the South Carolina Business Corporation Act of 1988 (South Carolina Dissenters’ Rights Statute)